September 11, 2024

David Bruce
Chief Executive Officer
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043

       Re: Iridex Corporation
           Registration Statement on Form S-3
           Filed September 5, 2024
           File No. 333-281947
Dear David Bruce:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Philip Oettinger